SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended


                    Cinergy Global Power (UK) Limited
                    (Name of foreign utility company)

                              Cinergy Corp.

(Name of filing company, if filed on behalf of a foreign utility company) The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                          Cincinnati, Ohio 45202


     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Cinergy Global Power (UK) Limited, a corporation organized under the laws of England, that Cinergy Global Power (UK) Limited is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.
Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name of the company on whose behalf foreign utility company status is claimed is Cinergy Global Power (UK) Limited ("CGPUK"), a company incorporated in England, and its business address is Cinergy House, Ryon Hill Park, Warwick Road, Stratford-upon-Avon, Warwickshire CV37 OUU, United Kingdom.

     CGPUK owns and operates a 29 MW gas turbine generator located in central England near the town of Redditch in the County of Worcestershire and will supply wholesale electricity pursuant to pooling and settlement arrangements existing in England and Wales.

     CGPUK has an authorized share capital of 800,000 (eight hundred thousand UK pounds) represented by 758,242 (seven hundred and fifty eight thousand two hundred and forty two) issued ordinary shares each with a par value of 1 (one UK pound). Cinergy Global Power, Inc. (an indirect wholly-owned subsidiary of Cinergy), is the legal and beneficial owner of the entire issued share capital of CGPUK.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of CGPUK: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with CGPUK, nor is any such investment or contractual relationship contemplated.

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                                SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                        CINERGY CORP.


                                        By:  /s/Wendy L. Aumiller
                                             Assistant Treasurer

Dated:    January  31, 2000